CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As a co-author of this Technical Report on the Parral Project for Endeavour Silver Corp., in Chihuahua State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2)	I hold the following academic qualifications:

B. Sc. (Geology) University of British Columbia 1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (Membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

Association of Professional Engineers and Geoscientists of British Columbia (Member # 20333)
Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Member #1450)
Association of Professional Geoscientists of Ontario (Member # 1522)
The Geological Association of Canada (Associate Member # A5975)
The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 25 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Parral Project;

7)	I was one of the co-authors of the previous March, 2010, Micon Technical Report concerning the Parral Project;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver according to the definition described in National Instrument 43-101 and the Companion Policy 43-101 CP;

10)	I have read the NI 43-101 and this Technical Report has been prepared in compliance with the Instrument.

11)

I am responsible for the preparation of Sections 3 to 6, 8, 9, 10,15, 16, 18 and 21 of this Technical Report dated December 15, 2010, and entitled “NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the Parral Project, Chihuahua State, Mexico”.

Dated this 15th day of December, 2010

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,